================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K


                            ANNUAL REPORT PURSUANT TO
                        SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the Fiscal Year Ended June 30, 2002


                         Commission File Number 0-18927


                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              (full title of Plan)



                         TANDY BRANDS ACCESSORIES, INC.
                         690 East Lamar Blvd., Suite 200
                             Arlington, Texas 76011

               (Name of issuer of the securities held pursuant to
                      the Plan and address of its principal
                               executive office.)


================================================================================

                                    CONTENTS



                                                                     Page
                                                                     ----
TABLE OF CONTENTS ...............................................      2

CERTIFIED PUBLIC ACCOUNTANT'S REPORT ............................      5

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS .................      6

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ......      7

NOTES TO FINANCIAL STATEMENTS ...................................     8-14

SCHEDULES .......................................................     15-17

SIGNATURE PAGE ..................................................     18

CONSENT OF INDEPENDENT ACCOUNTANTS ..............................     19

                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 2002 AND 2001





                                       3
                                                                       (WP LOGO)

                         TANDY BRANDS ACCESSORIES, INC.
                            EMPLOYEES INVESTMENT PLAN

                              FINANCIAL STATEMENTS

                       YEARS ENDED JUNE 30, 2002 AND 2001


                                TABLE OF CONTENTS

Report of Independent Auditors ............................................      5

Financial Statements:

   Statements of Net Assets Available for Benefits ........................      6

   Statements of Changes in Net Assets Available for Benefits .............      7

   Notes to Financial Statements ..........................................      8


Supplemental Schedules:

   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) .........     16

   Schedule H, Line 4j - Schedule of Reportable Transactions ..............     17



NOTE: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has not been included in the financial statements or notes thereto.

                                                                      (WP LOGO)

                           (WHITLEY PENN LETTERHEAD)


(WHITLEY PENN LOGO)

                         REPORT OF INDEPENDENT AUDITORS

To the Administrative Committee and Participants of
Tandy Brands Accessories, Inc. Employees Investment Plan


We have audited the accompanying statements of net assets available for benefits of Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Tandy Brands Accessories, Inc. Employees Investment Plan as of June 30, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.


/s/ WHITLEY PENN

Fort Worth, Texas
February 21, 2003

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                     June 30,
                                                                2002            2001
                                                           -------------   -------------
ASSETS

Investments, at fair value:

   Shares of registered investment companies:

      Mutual funds                                         $         730   $   1,370,310

   Tandy Brands Accessories, Inc. common stock                 9,967,146       5,034,021

   Participants' loans                                            21,022          19,610
                                                           -------------   -------------
                                                               9,988,898       6,423,941

Receivables:

   Employee contributions                                         28,825          73,057
   Employer contributions                                         21,134          53,901
                                                           -------------   -------------
                                                                  49,959         126,958

Cash and cash equivalents                                      2,618,850          25,605
                                                           -------------   -------------
Total assets                                                  12,657,707       6,576,504

LIABILITIES

  Excess contributions payable                                    79,628           4,006
                                                           -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS                          $  12,578,079   $   6,572,498
                                                           =============   =============


See accompanying notes.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS



                                                                      June 30,
                                                               2002               2001
                                                           -------------    -------------
ADDITIONS TO NET ASSETS

  Investment income:
    Net realized and unrealized
        gains (losses) on investments                      $   4,683,505    $  (2,576,814)
    Interest and dividends                                        29,505           94,163
                                                           -------------    -------------
                                                               4,713,010       (2,482,651)

  Contributions:
    Employee contributions                                       954,094        1,003,793
    Employer contributions                                       680,855          709,069
    Rollover contributions                                         7,681          360,462
                                                           -------------    -------------
                                                               1,642,630        2,073,324
                                                           -------------    -------------

Total additions (deductions)                                   6,355,640         (409,327)

DEDUCTIONS FROM NET ASSETS
  Benefit payments                                               292,771          277,647
  Contribution refunds                                            57,288            4,006
                                                           -------------    -------------
                                                                 350,059          281,653
                                                           -------------    -------------
Net increase (decrease)                                        6,005,581         (690,980)

NET ASSETS AVAILABLE for BENEFITS
  Beginning of year                                            6,572,498        7,263,478
                                                           -------------    -------------
  End of year                                              $  12,578,079    $   6,572,498
                                                           =============    =============



 See accompanying notes.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 30, 2002

A. DESCRIPTION OF THE PLAN

The following description of the Tandy Brands Accessories, Inc. Employees Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

Tandy Brands Accessories, Inc. (the "Company") established the Plan effective as of January 1, 1991, as amended and restated effective July 1, 2000. The Plan is a defined contribution plan covering substantially all employees of the Company who have completed one year of service, of not less than 1,000 hours per year. The Plan is subject to Titles I and II of the Employees Retirement Income Security Act of 1974 ("ERISA") relating to the protection of employee benefit rights and amendments to the Internal Revenue Code ("IRC"), respectively, but is not subject to Title IV, relating to plan termination insurance coverage, such insurance will not be extended to participants in the Plan in the future.

Effective September 28, 2001, the Plan sponsor changed from Morgan Stanley Dean Witter as trustee, custodian and record keeper and appointed ADP Retirement Services ("ADP") as record keeper and State Street Bank and Trust ("State Street") as trustee and custodian of the Plan.

CONTRIBUTIONS

Company contributions are discretionary based on eligible participants' salary deferral. The Plan provides for the Company to match participant contributions at 100% of the first 5% of the participant's annual compensation as determined annually by the Company's Board of Directors. Each participant may contribute during the Plan year from 1% to 10% of their compensation on a before tax basis, subject to Internal Revenue Service limitations ("IRS").

A participant is generally not subject to federal income tax on their deferrals, Company contributions or earnings thereon in the Plan, until withdrawal from the Plan.

PARTICIPANT ACCOUNTS

The Plan adopted daily valuation as the method of valuing participant accounts. Each participant's account is credited with the participant's contributions and the allocation of the Company's contributions and actual earnings thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS (continued)


A. DESCRIPTION OF THE PLAN - CONTINUED

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service, as defined by the Plans. Generally, a participant is 100% vested upon completing three years of credited service. Following is the vesting schedule as related to the Plan:

                                                         VESTING
                YEARS OF SERVICE                       PERCENTAGE
                ----------------                       ----------
                  Less than 1                               0%
                      1                                    33%
                      2                                    67%
                      3                                   100%

A participant will be fully vested in all of their accounts under the Plan (including those accounts attributable to the Company's contributions) upon reaching the Plan's normal retirement age (age 65), their disability or death.

LOANS

Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan terms range up to 5 years (or longer for the purchase of a primary residence). The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan as prime as published by the Wall Street Journal plus one percent. Principal and interest are paid ratably through payroll deductions. Effective September 28, 2001, the Plan Sponsor amended the Plan to temporarily suspend the loan provision.

BENEFIT PAYMENTS

On termination of service due to death or retirement, or in instances of disability, financial hardship or attainment of age 59 1/2, a participant may elect to receive (a) lump-sum payment in cash, (b) monthly installments over any designated period, not to exceed ten years; (c) a combination of lump-sum payment in cash and Company stock. If withdrawing participants are not completely vested in their account balance, The subsequent forfeitures are available for reduction of Company contributions. Disbursements for benefits are recorded when paid.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

A. DESCRIPTION OF PLAN - CONTINUED

FORFEITURES

Forfeited balances of terminated participants non-vested accounts are used (1) to restore the accounts of rehired participants who are re-employed prior to incurring a five year break in service and who are eligible for such restoration, as defined in the Plan and (2) to reduce future Company contributions. Approximately $2,200 of forfeitures were available and unused at June 30, 2001. No unused forfeitures were available at June 30, 2002.

INVESTMENT OPTIONS

A participant may direct employee contributions and employer-matching contributions to any of the eleven available mutual funds, as further disclosed in the Plan documents, or in Tandy Brands Accessories, Inc. common stock.


B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan are prepared on the accrual method of accounting.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

INVESTMENT VALUATION

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. These investments are subject to market or credit risks customarily associated with debt and equity investments.

Participant loans are valued at the unpaid principal balance, which approximates fair value

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

INVESTMENT VALUATION - CONTINUED

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

CONTRIBUTIONS

Contributions from the participants and the employer are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan's administrator.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

C. INVESTMENTS

The following table presents the individual investments that exceeded 5% of the Plan's net assets available for benefits at June 30,:



                                                               2002            2001
                                                          -------------   -------------
NON-PARTICIPANT DIRECTED:

Tandy Brands Accessories, Inc. common stock
   (843,211 and 886,845 shares, respectively)**           $   9,823,413   $   5,001,981

PARTICIPANT DIRECTED:
Tandy Brands Accessories, Inc. common stock
   (12,338 and 5,695 shares, respectively)                      143,733          32,040
                                                          -------------   -------------

Total                                                     $   9,967,146   $   5,034,021
                                                          =============   =============


** All employee salary deferrals prior to the restatement of the Plan effective July 1, 2000 which allows participant directed funds, are required per Plan documents, to remain invested in Company stock.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

C. INVESTMENTS - CONTINUED

The changes in net assets available for benefits for the non-participant directed Company stock for the years ended June 30, are as follows:


                                                  NON-PARTICIPANT DIRECTED
                                                      COMPANY STOCK
                                                ---------------------------
                                                    2002           2001
                                                ------------   ------------
ADDITIONS TO NET ASSETS

Investment income:
    Net realized and unrealized
       gains (losses) on investments            $  4,991,888   $ (2,135,334)

Contributions:
    Non-cash contributions                                --        241,104
                                                ------------   ------------

Total additions (deductions)                       4,991,888     (1,894,230)

DEDUCTIONS TO NET ASSETS
    Benefit payments                                 170,456        449,542
                                                ------------   ------------

Net increase (decrease)                            4,821,432     (2,343,772)

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                              5,001,981      7,345,753
                                                ------------   ------------

    End of year                                 $  9,823,413   $  5,001,981
                                                ============   ============

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

D. TAX STATUS

The IRS has determined and informed the Company by a letter dated November 28, 1994, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

E. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts

F. ADMINISTRATION OF PLAN ASSETS

Contributions are held and managed by the trustee, who invests cash and investment income received and makes distributions to participants.

Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. Administrative expenses related to the Plan are paid directly by the Company and are not reflected in the accompanying financial statements.

G. BENEFITS PAYABLE

At June 30, 2002 and 2001, there were no amounts due to participants who had elected to withdraw from the Plan and requested payment of benefits, but had not yet been paid.

H. CONTRIBUTION REFUNDS

For the years ended June 30, 2002 and 2001, the excess contribution refunds were $79,628 and $4,006, respectively. The Plan sponsor paid all taxes related to these refunds.

I. PLAN AMENDMENTS

On August 14, 2001, the Plan sponsor approved amendments to the Plan effective September 28, 2001. Participants will no longer be allowed to borrow against their account, and participants will not be allowed to convert prior plan employee contributions invested solely in Company stock.

On September 28, 2001, the Plan assets were transferred to State Street as the trustee with ADP as the record keeper.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

I. PLAN AMENDMENTS - CONTINUED

On April 23, 2002, the Plan's sponsor approved Comerica Bank, N.A. ("Comerica") as investment provider, record keeper and trustee, effective July 1, 2002, and to amend and restate the Plan using the Prototype Defined Contribution Plan and Trust sponsored by Comerica.

Prior to the transfer of the Plan's assets to Comerica, State Street liquidated substantially all mutual fund holdings into cash in the accompanying financial statements. Comerica invested the transferred amounts into mutual funds subsequent to year-end.

J. CONCENTRATION

Approximately 81% and 77% of the Plan's assets are invested in Tandy Brands Accessories, Inc. common stock at June 30, 2002 and 2001, respectively.

K. SUBSEQUENT EVENTS

The Plan received a favorable letter of determination dated January 21, 2003 relating to all amendments to the Plan executed through August 14, 2001, including amendments relating to tax laws collectively referred to as GUST.

                             SUPPLEMENTAL SCHEDULES

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN


         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                  JUNE 30, 2002







EIN:  75-2349915
Plan: 001

                                                            (c) DESCRIPTION                                       (e) CURRENT
(a)     (b) IDENTITY OF ISSUE                               OF INVESTMENTS                    (d) COST                VALUE
---     ---------------------                     -----------------------------------        -----------          -----------
*       Tandy Brands Accessories,                 Common Stock (Non-Participant              $ 5,725,911          $ 9,823,413
        Inc.                                      Directed)
*       Tandy Brands Accessories,                 Common Stock (Participant                           --              143,733
        Inc.                                      Directed)
        AIM                                       Value Fund                                          --                   --
        Alliance                                  Premier Growth Fund                                 --                   --
        Calvert                                   Income Fund                                         --                  730
        Morgan Stanley Dean Witter                American Opportunities Fund                         --                   --
        Morgan Stanley Dean Witter                Information Fund                                    --                   --
        Morgan Stanley Dean Witter                S & P Index Fund                                    --                   --
        Morgan Stanley Dean Witter                U.S. Government Securities Fund                     --                   --
        Oppenheimer                               Quest Balanced Value Fund                           --                   --
        Pilgrim                                   International Value Fund                            --                   --
        Van Kampen                                Aggressive Growth Fund                              --                   --
        Van Kampen                                Emerging Growth Fund                                --                   --
*       Participant Loans                         Due 1-5 yrs.; 9%-10.5%                             -0-               21,022
                                                                                                                   ----------
                                                                                                                   $9,988,898
                                                                                                                   ==========


* Indicates a party-in-interest to the Plan.

            TANDY BRANDS ACCESSORIES, INC. EMPLOYEES INVESTMENT PLAN

            SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

                            Year Ended June 30, 2002


EIN:   75-2349915
Plan:  001


                                                                                                     (h) CURRENT
                                                                                                       VALUE OF
                                                                                                       ASSET ON
(a) IDENTITY OF                                 (c) PURCHASE                          (g) COST OF    TRANSACTION     (i) NET GAIN
PARTY INVOLVED    (B) DESCRIPTION OF ASSET          PRICE         (D) SELLING PRICE       ASSET          DATE          OR (LOSS)
--------------    ------------------------      ------------      -----------------    ----------    -----------     -------------

Category (i) -- A single security transaction in excess of 5% of Plan assets
---------------------------------------------------------------------------

Van Kampen           Emerging Growth              $       --      $         332,261    $  332,261    $332,261        $          --


There was no category (ii), (iii) or (iv) reportable transactions during the year ended June 30, 2002.

Columns (e) and (f) are not applicable.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         TANDY BRANDS ACCESSORIES, INC.
                                         EMPLOYEES INVESTMENT PLAN


                                         /s/ J.S.B. Jenkins
                                         --------------------------------------
                                         J.S.B. Jenkins
                                         Administrative Committee Member


Date: March 28, 2003

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation of our report dated February 21, 2003, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement of Form S-8 (Registration No. 33-41262) pertaining to the Tandy Brands Accessories, Inc. Employees Investment Plan and the related prospectus.


/s/ WHITLEY PENN
Fort Worth, Texas
February 21, 2003